THOMPSON & KNIGHT LLP
ATTORNEYS AND COUNSELORS ONE ARTS PLAZA 1722 ROUTH STREET DALLAS, TEXAS 75201 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com January 9, 2014	AUSTIN DALLAS DETROIT FORT WORTH HOUSTON LOS ANGELES NEW YORK SAN FRANCISCO ALGIERS LONDON MONTERREY PARIS

Via EDGAR Transmission, FedEx and Email Transmittal

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2012

Filed March 14, 2013

File No. 001-33610

Dear Mr. Schwall:

On behalf of Rex Energy Corporation (the “Company”), we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”). The Staff’s comments were provided to the Company in a letter dated December 30, 2013 to Thomas C. Stabley. Our responses are based upon information provided to us by or on behalf of the Company. For the convenience of the Staff, the text of each comment is reproduced in its entirety followed by our response, and our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.

Form 10-K for Fiscal Year Ended December 31, 2012

Properties, page 34

Estimated Proved Reserves, page 37

Proved Undeveloped Reserves (PUDs), page 39

1.	You disclose significant additions in proved undeveloped reserves as of December 31, 2012 relating to extensions and discoveries and have stated

Mr. H. Roger Schwall

Securities and Exchange Commission

January 9, 2014

that “approximately 33 gross (20.1 net) PUD locations were booked based on reliable technology.” If the these proved undeveloped (PUD) locations represent a material addition to your reserves, please expand your disclosure to provide a general discussion of the technologies used to establish the reasonable certainty for the reserves assigned to these locations as required under Item 1202(a)(6) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and refers the Staff to the following language found on page 37 of the 2012 Form 10-K: “In addition, reliable technologies were used to support a select number of undeveloped locations in the Marcellus Shale Region. Within the Marcellus Shale Region, we used both public and proprietary geologic data to establish continuity of the formation and its producing properties. This data included performance data, seismic data, micro-seismic analysis, open hole log information and petro-physical analysis of the log data, mud logs, log cross-sections, gas sample analysis, drill cutting samples, measurements of total organic content, thermal maturity and statistical analysis. In our development area, these data demonstrated consistent and continuous reservoir characteristics.”

In cases where a producing lateral well has been drilled but not yet fracture stimulated, the Company uses observations from drill cuttings and logs as reliable technology to confirm the resources are likely in place for extraction, and to support scheduling the well for fracture stimulation in the near future.

The Company appreciates that a cross reference or the addition of language similar to the above-referenced language from page 37 of the 2012 Form 10-K, together with the more specific information in the previous sentence, to the Company’s PUDs discussion may prove useful to investors. Therefore, the Company respectfully proposes to provide an integrated and more detailed discussion of reliable technologies used to establish the certainty of the Company’s PUD reserves in the Company’s PUDs discussion in future filings, beginning with the Company’s upcoming annual report on Form 10-K for the fiscal year ended December 31, 2013 to be filed on or before March 3, 2014 (the “2013 Form 10-K”), similar to the information provided above.

2.	With a view to expand the disclosure of the material additions in your reserves as required under Item 1202(a)(6) of Regulation S-K, please quantify for us the number of locations and associated proved reserves added that are more than one offset away from an existing proved producing well. Also tell us if any of the wells drilled to date that were more than one offset away from a producing well at the time of their drilling were not determined to be economically producible.

Mr. H. Roger Schwall

Securities and Exchange Commission

January 9, 2014

Response:	The Company acknowledges the Staff’s comment. In total, 33 gross locations were booked that are more than one offset away from an existing proved producing well, with associated reserves of 121.5 Bcfe (with approximately 83.0 Bcfe of those reserves added in 2012). Of these 33 gross locations, 13 wells were drilled but not yet completed at December 31, 2012. All 13 of these wells are now in production and are economically producible. In the past three years, we have not drilled and completed any wells more than one offset away from a producing well that were not economically producible.

3.	You disclose on page 39 and elsewhere on page 122 that you have two PUD locations that are not scheduled to be developed within five years of initial disclosure of such reserves. Please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and advise us what specific circumstances justify a period longer than five years; otherwise, please remove these undeveloped reserves as proved reserves in your next filing. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:	The Company acknowledges the Staff’s comment and respectfully refers the Staff to page 39 of the 2012 Form 10-K, where the Company discusses the specific circumstances that it maintains would permit the Company to recognize such reserves as proved even though development may extend past five years. Although the Company respectfully maintains that these locations are permitted to be recognized as proved even though development may extend past five years, the Company will remove the two gross (1.1 net) PUD locations that are the subject of the Staff’s comment No. 3 (the “PUD5+ reserves”) from its estimated PUD reserves to be disclosed in the Company’s 2013 Form 10-K.

4.	Please expand your disclosure relating to the material changes in proved undeveloped reserves to include an explanation for the changes attributable to revisions of the previous estimates of such reserves. Please refer to Item 1203(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully refers the Staff to the disclosure on page 123 of the 2012 Form 10-K for an explanation for revisions of previous estimates of reserves. The original disclosure on page 39 of the 2012 Form 10-K noted that the majority of the changes in PUDs was due to the conversion of PUDs to proved developed reserves and extensions and recoveries primarily related to the extension of proved acreage in areas that are prospective for the

Mr. H. Roger Schwall

Securities and Exchange Commission

January 9, 2014

Marcellus, Utica and Upper Devonian (Burkett) Shale. This information was intended to explain to the reader the reason for the changes in PUDs in accordance with FASB ASC 932-235-50-5. The Company appreciates that additional disclosure regarding revisions of previous reserves in this section may give investors a more comprehensive view of the changes in the Company’s reserves over the prior year period, and respectfully proposes to cross reference or provide more detailed disclosure in future filings. Beginning with the Company’s 2013 Form 10-K, the Company will include additional disclosures to further explain all significant changes to estimated proved undeveloped reserves, similar to the information provided below (added language appears in italics and is underlined below):

“Changes in PUDs that occurred during the year were due to:

•	conversion of approximately 45.6 Bcfe attributable to PUDs into proved developed reserves;

•	positive revisions of 39.2 Bcfe primarily related to additional field production data demonstrating better well performance as a result of improved completion techniques; and

•	173.6 Bcfe in PUDs due to extensions and discoveries, which are primarily related to the extension of proved acreage in areas that are prospective for the Marcellus, Utica and Upper Devonian (Burkett) Shale, through our drilling activities. During 2012, we drilled approximately 10.0 gross (6.5 net) wells that were not considered proved in addition to 17.0 gross (10.5 net) wells that were classified as PUDs as of December 31, 2011.”

Reserve Estimation, page 40

5.	Please expand your disclosure here or in Exhibit 99.1 to provide the qualifications of the technical person(s) of the independent petroleum engineering firm primarily responsible for overseeing the preparation of the reserves estimates disclosed in the filing on Form 10-K. Please refer to Item 1202(a)(7) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully refers the Staff to the following disclosure under the heading “Estimated Proved Reserves—Reserve Estimation” on page 40 of the 2012 Form 10-K: “All of our reserve estimates are reviewed and approved by our Director, Reservoir Engineering and our President and Chief Operating Officer. Our Director, Reservoir Engineering holds a Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin with more than seven years of experience in preparing reserve reports

Mr. H. Roger Schwall

Securities and Exchange Commission

January 9, 2014

under the guidelines of the SEC with Cano Petroleum and with us. Our President and Chief Operating Officer holds a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and an M.B.A. from Pepperdine University, with approximately 25 years of experience working for companies such as Cano Petroleum, Pioneer Natural Resources and Union Pacific Resources.”

In its future filings with the Commission requiring such disclosure, beginning with the Company’s 2013 Form 10-K, the Company will enhance its disclosure relating to the qualifications of the Company’s third party independent petroleum engineers and will provide disclosure regarding specific qualifications of the technical persons at the Company’s third party independent petroleum engineering firm who are responsible for preparing the Company’s reserve estimates.

Acreage and Productive Wells Summary, page 41

6.	You disclose that a significant percentage of your net undeveloped acreage will expire over the next four years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2012 to locations which are currently scheduled to be drilled after lease expiration. If your undeveloped reserves include any such locations, please refer to Rule 4-10(a)(26) of Regulation S-X and tell us the steps you will take regarding an extension of your legal right to these leases; otherwise, please remove these undeveloped reserves as proved reserves in your next filing.

Response:	The Company acknowledges the Staff’s comment. As of December 31, 2012, none of the Company’s 360.1 Bcfe in proved undeveloped reserves were located on leases which are scheduled to expire prior to development. All of the Company’s proved undeveloped reserves are either on undeveloped acreage which is currently held by production or scheduled to be developed prior to lease expiration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Growth In Our Proved Reserve Base, page 55

7.	You disclose a significant addition in your proved reserves at year end is based on future estimated ethane recoveries resulting from an agreement to sell ethane. With a view to expand your disclosure pursuant to the requirements in FASB ASC paragraph 932-235-50-10, please explain if the sales agreement extends for the producing life of the underlying proved reserves and is sufficient to accommodate all of the proved ethane reserve volumes disclosed as of December 31, 2012.

Mr. H. Roger Schwall

Securities and Exchange Commission

January 9, 2014

Response:	The Company acknowledges the Staff’s comment. The Company currently has agreements in place with respect to the ATEX pipeline and the Mariner West pipeline to transport and sell its ethane. The Company expects to begin selling ethane via the ATEX and Mariner West pipelines during 2014. The initial term of the ATEX pipeline agreement expires 15 years from the date that the Company begins to deliver ethane to the ATEX pipeline, with the Company having a unilateral right to extend the initial term for successive periods of not less than 1 or more than 5 years so long as the shippers on the ATEX pipeline continue to ship an aggregate of 50,000 bbls/d of ethane. The initial term of the Mariner West pipeline agreement expires on December 31, 2028, but the agreement will automatically extend for successive 1 year terms thereafter until such time as either party gives 12 months’ notice of intent to terminate. The initial terms of these two contracts do not extend for the entire producing life of the underlying reserves; however, other outlets to sell ethane are available in the vicinity of the Company’s assets, including but not limited to the Mariner East pipeline owned by Sunoco.

The Company has considered the guidance in ASC 932-235-50-10 and believes that its current disclosure is sufficient. In much the same fashion as its gas sales, the Company monitors market capacity for its ethane and secures firm commitments accordingly. As is customary in the industry, the Company does not secure firm transportation agreements for 100% of its sales products (ethane or otherwise) when sufficient capacity is expected to exist. The Company expects that the firm commitments it has made, along with the additional capacity available and future demand for ethane, will be sufficient to support the ethane recorded in the Company’s 2012 proved reserves.

While the Company respectfully maintains its position stated above, in future filings, beginning with its 2013 10-K, the Company will include additional disclosure that identifies commitments for ethane that the Company has secured and will revise its current risk factor on page 24 of the 2012 Form 10-K titled “If our access to markets is restricted, it could negatively impact our production, our income and ultimately our ability to retain our leases. Our ability to sell our oil, NGLs, and natural gas and/or receive market prices for our oil, NGLs and natural gas may be adversely affected by pipeline and gathering system capacity constraints” to also indicate that while current capacity is sufficient for near-term ethane sales, additional commitments or future infrastructure may be needed in order to meet the ethane sales contemplated by the Company’s estimated proved reserves.

Mr. H. Roger Schwall

Securities and Exchange Commission

January 9, 2014

Consolidated Financial Statements, page 75

Notes to the Consolidated Financial Statements, page 81

Note 22. Oil and Natural Gas Reserve Quantities (unaudited), page 121

8.	Please revise the narrative disclosure on page 122 relating to proved reserves and undeveloped reserves to conform to the current definitions contained in Rule 4-10(a) of Regulation S-X.

Response:	The Company acknowledges the Staff’s comment and confirms that the Company’s reserves were calculated in compliance with the current definitions contained in Rule 4-10(a) of Regulation S-X. The Company proposes to include the below narrative disclosure related to proved reserves, developed reserves and undeveloped reserves in the notes to its consolidated financial statements, beginning with the Company’s 2013 Form 10-K, which definitions of proved reserves, developed reserves and undeveloped reserves conform to the definitions contained in Rule 4-10(a) of Regulation S-X. Please note that as a result of the removal of the PUD5+ reserves from the Company’s year-end 2013 proved reserves referenced in comment No. 3 above, the prior reference to PUD5+ reserves in this narrative has been eliminated.

“Proved natural gas, oil and NGL reserves are those quantities of natural gas, oil and NGL which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations - prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. Based on reserve reporting rules, the price is calculated using the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. A project to extract hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes: (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible

Mr. H. Roger Schwall

Securities and Exchange Commission

January 9, 2014

natural gas or oil on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establish a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil elevation and the potential exists for an associated natural gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities. Developed natural gas, oil and NGL reserves are reserves of any category that can be expected to be recovered (x) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (y) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped natural gas, oil and NGL reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating they are scheduled to be drilled within five years, unless specific circumstances justify a longer time. Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.”

Mr. H. Roger Schwall

Securities and Exchange Commission

January 9, 2014

Consolidated Financial Statements, page 75

Notes to the Consolidated Financial Statements, page 81

Note 22. Oil and Natural Gas Reserve Quantities (unaudited), page 121

9.	Explain to us how you have considered the requirement to provide separate disclosure of the quantities of proved undeveloped oil and gas reserves. See FASB ASC paragraph 932-235-50-4.

Response:	The Company acknowledges the Staff’s comment. The original disclosure included proved developed oil and gas reserves, which would allow the reader to calculate proved undeveloped reserves. However, the Company respectfully proposes to provide more detailed disclosure in future filings, beginning with its 2013 Form 10-K, to provide separate disclosure of quantities of proved developed and proved undeveloped reserves, similar to the information provided below:

	Oil (Bbls)	NGLs (Bbls)	Natural Gas (Mcf)	Mcf Equivalents
Proved Developed Reserves
December 31, 2012	9,216,088	10,143,700	141,754,981	257,913,709
December 31, 2011	8,181,200	2,218,420	110,853,300	173,251,020
December 31, 2010	8,142,779	656,326	32,477,226	85,271,856
Proved Undeveloped Reserves
December 31, 2012	159,700	21,536,200	229,961,200	360,136,600
December 31, 2011	0	4,916,300	163,439,000	192,936,800
December 31, 2010	0	3,543,723	95,144,609	116,406,947

10.	You disclose oil and natural gas liquids (NGLs) on a combined basis. Explain to us how you have considered the requirements of FASB ASC paragraph 932-235-50-4(a) in concluding that a combined presentation is appropriate. To the extent that you have concluded that quantities of NGLs are not significant, explain to us the basis for your conclusion.

Response:

The Company acknowledges the Staff’s comment and refers the Staff to Exhibit 99.1 to the Company’s 2012 Form 10-K, where oil and NGLs were separately disclosed. Prior to 2012, the Company’s reserve volumes attributable to NGLs historically had not been considered significant, constituting approximately 12% of total reserves at December 31, 2011 and 2010. The Company respectfully proposes to provide more detailed disclosure in future filings, beginning with its 2013 Form 10-K,

Mr. H. Roger Schwall

Securities and Exchange Commission

January 9, 2014

separately disclosing oil and NGLs in compliance with the requirements of FASB ASC paragraph 932-235-50-4(a), similar to the information provided below:

	2012
	Oil (Bbls)	NGLs (Bbls)	Natural Gas (Mcf)	Mcf Equivalents
Estimated Proved Reserves-Beginning of Period	8,181,251	7,134,750	274,292,315	366,188,321
Extensions, Discoveries and Additions	475,407	12,812,617	116,854,386	196,582,530
Revisions	649,729	12,090,488	(1,413,637)	75,027,665
Improved Recovery	758,303	0	0	4,549,818
Purchases	43,176	0	0	259,056
Production	(732,066)	(358,049)	(18,016,700)	(24,557,390)
Estimated Proved Reserves-End of Period	9,375,800	31,679,806	371,716,364	618,050,000

	2011
	Oil (Bbls)	NGLs (Bbls)	Natural Gas (Mcf)	Mcf Equivalents
Estimated Proved Reserves-Beginning of Period	8,142,779	4,200,049	127,621,835	201,678,803
Extensions, Discoveries and Additions	156,401	2,640,433	139,067,694	155,848,698
Revisions	576,523	484,418	16,515,036	22,880,682
Production	(694,452)	(190,150)	(8,912,250)	(14,219,862)
Estimated Proved Reserves-End of Period	8,181,251	7,134,750	274,292,315	366,188,321

	2010
	Oil (Bbls)	NGLs (Bbls)	Natural Gas (Mcf)	Mcf Equivalents
Estimated Proved Reserves-Beginning of Period	10,277,457	1,232,526	56,163,170	125,223,068
Extensions, Discoveries and Additions	0	3,461,768	93,229,532	114,000,140
Revisions	(1,443,104)	(98,929)	(6,511,733)	(15,763,931)
Sales of Reserves in Place	0	(369,758)	(12,251,612)	(14,470,160)
Production	(691,574)	(25,558)	(3,007,522)	(7,310,314)
Estimated Proved Reserves-End of Period	8,142,779	4,200,049	127,621,835	201,678,803

Exhibit 99.1

11.

We note the statement on the first page of the report that “estimates of proved undeveloped reserves have been included for certain locations that generate positive future net revenue but have negative present worth

Mr. H. Roger Schwall

Securities and Exchange Commission

January 9, 2014

discounted at 10 percent based on constant prices and costs discussed in subsequent paragraphs of this letter.” With a view to expand your disclosure in Form 10-K pursuant to the requirements in FASB ASC paragraph 932-235-50-10, please tell us the total number of locations and net quantities of natural gas, oil/condensate and NGL reserves attributable to locations with negative present worth discounted at 10 percent as of December 31, 2012.

Response:	The Company’s year-end 2012 reserve report contained 28 locations that generated positive future net revenue but negative present value discounted at 10%. Net reserve volumes associated with these 28 locations were 51.4 Bcf of natural gas (approximately 8% of total reserves), with no reserves attributable to oil/condensate or NGLs.

Closing

On behalf of the Company, we respectfully submit that the foregoing is appropriately responsive to the comments of the Staff. In addition, we have attached a written “Tandy representations” statement from the Company.

Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1324.

Sincerely,

/s/ Wesley P. Williams
Wesley P. Williams

Enclosure

cc:	Jenifer Gallagher, Staff Accountant

Brad Skinner, Senior Assistant Chief Accountant

John Hodgin, Petroleum Engineer

Paul Monsour, Staff Attorney

Thomas C. Stabley, Rex Energy Corporation, Chief Executive Officer

Michael L. Hodges, Rex Energy Corporation, Chief Financial Officer

Jennifer McDonough, Rex Energy Corporation, Vice President, General Counsel and Secretary

366 Walker Drive
State College, PA 16801
Ph: 814.278.7244
Fax: 814.278.7286
www.rexenergy.com
mhodges@rexenergycorp.com

Via EDGAR Transmission, FedEx and Email Transmittal

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2012

Filed March 14, 2013

File No. 001-33610

Dear Mr. Schwall:

In connection with responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to in a letter dated December 30, 2013 to Thomas C. Stabley with regard to the above-captioned filing, Rex Energy Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rex Energy Corporation

By:	/s/ Michael L. Hodges
Michael L. Hodges, Chief Financial Officer